Bayes Capital

SUPPLEMENTAL SCHEDULE (IV)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). The Company met the identified exemption provisions under (k)(2)(ii) throughout the fiscal year without exception.

John Grifonetti
CEO

54 Jefferson Avenue Suite 2, Westwood, NJ 07675
PH: 201-660-7187 FAX: 201-820-0380